Exhibit 99.1

News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Common Share Issue
TORONTO, December 15, 2008 — Bank of Montreal (TSX, NYSE: BMO) today announced an offering of 33,340,000 common shares at CDN$30.00 per share for total gross proceeds of approximately CDN$1.0 billion. The offering will be underwritten on a bought deal basis by a syndicate of underwriters. The Bank has granted to the underwriters an over-allotment option to purchase, on the same terms, up to a further 3,334,000 common shares. The option is exercisable, in whole or in part, up to 30 days after closing. The maximum gross proceeds raised under the offering will be approximately CDN$1.1 billion if the option is exercised in full.
The anticipated closing date of the offering is December 24, 2008. The net proceeds from the offering will be used by the Bank for general corporate purposes. The issue will qualify as Tier 1 capital.
The Bank’s Tier 1 capital ratio was 9.77% as of October 31, 2008. On a pro-forma basis, adjusting for the issuance of CDN$1.0 billion of common equity, the issuance of the CDN$150MM Series 18 Preferred Shares, the issuance of the CDN$450MM BMO Tier 1 Notes — Series A, the redemption of the CDN$250MM Series 6 Preferred Shares and the November 1, 2008 implementation of a new Basel II requirement, the Tier 1 ratio would be approximately 10.4%.
The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under the Bank’s January 4, 2008 base shelf prospectus.
The common shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release, and may be included in other filings with Canadian securities regulators or the U.S. Securities and

Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of Management’s Discussion and Analysis for the fiscal year ended October 31, 2008, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will contract in the first half of 2009, and that interest rates and inflation will remain low. We also assumed that housing markets in Canada will weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets will improve somewhat in the second half of 2009 and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.
Internet: www.bmo.com